Excellon Resources Inc.

Condensed Interim Consolidated Financial Statements

June 30, 2019

in thousands of U.S. dollars

(unaudited)

Notice of No Auditor Review of Condensed Interim Consolidated Financial Statements Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements; they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor. The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by management and approved by the Board of Directors of the Company on the recommendation of the Audit Committee.

The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by Chartered Professional Accountants of Canada for a review of interim financial statements by an entity’s auditor.

Excellon Resources Inc.

Condensed Interim Consolidated Statements of Financial Position

(unaudited) (in thousands of U.S. dollars)

	Notes	June 30, 2019 $	December 31, 2018 $
Assets			
Current assets			
Cash and cash equivalents		3,394	6,417
Marketable securities	3	145	59
Trade receivables		2,005	1,926
VAT receivables	4	2,971	3,274
Income taxes recoverable	18	650	568
Inventories	5	2,446	2,354
Other current assets		1,358	818
		12,969	15,416
Non-current assets			
Property, plant and equipment	6	23,531	21,747
Mineral rights	7	2,625	2,627
Deferred income tax assets	18	9,548	10,365
Total assets		48,673	50,155
Liabilities			
Current liabilities			
Trade payables	8	6,819	5,243
VAT payables	4	1,375	1,672
Current portion of long-term lease liabilities	9	303	261
Purchase warrants	10	695	323
		9,192	7,499
Non-current liabilities			
Long-term lease liabilities	9	732	263
Provisions	11	2,409	2,216
Total liabilities		12,333	9,978
Equity			
Share capital	12	107,003	106,786
Contributed surplus		27,325	26,811
Accumulated other comprehensive loss		(13,696)	(15,122)
Deficit		(84,291)	(78,298)
Total equity		36,341	40,177
Total liabilities and equity		48,673	50,155

Commitments (note 14)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Approved by the Board	**Director**	**Director**
	"Daniella Dimitrov"	*"Alan R. McFarland"*

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3

Excellon Resources Inc.

Condensed Interim Consolidated Statements of Cash Flow

(unaudited) (in thousands of U.S. dollars, except per share data)

	Three months ended		Six months ended	
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
	$	$	$	$
Cash flow provided by (used in)				
Operating activities				
Net income (loss) for the period	(2,208)	1,254	(5,993)	32
Repayment of rehabilitation work performed	-	(30)	-	(30)
Adjustments for non-cash items:				
Depletion and amortization	1,218	904	2,421	2,239
Deferred income taxes	640	(896)	1,094	(146)
Share-based compensation	198	593	727	1,215
Post-employment benefits	41	24	81	47
Rehabilitation provision - accretion	27	33	54	67
Lease liabilities - accretion	20	5	30	5
Unrealized loss (gain) on currency hedges	124	488	(50)	(59)
Unrealized loss (gain) on warrants liability	167	(122)	354	(646)
Provision for litigation	-	-	600	-
Unrealized gain on marketable securities	(18)	-	(86)	-
Operating cash flows before changes in working capital	208	2,253	(769)	2,724
Changes in items of working capital:				
Trade receivables	494	1,208	(79)	912
VAT receivable	559	1,504	303	1,532
Income taxes recoverable	(73)	116	(82)	87
Inventories	274	1	(92)	(617)
Other current assets	(66)	(98)	(540)	12
Trade payables	866	655	784	7
VAT payable	(442)	(643)	(297)	(671)
Net cash from (used in) operating activities	1,820	4,996	(772)	3,986
Investing activities				
Purchase of property, plant and equipment	(1,716)	(830)	(2,557)	(1,427)
Net cash used in investing activities	(1,716)	(830)	(2,557)	(1,427)
Financing activities				
Proceeds from options exercised	-	44	-	46
Proceeds from warrants exercised	-	1,681	6	1,681
Repayment of lease liabilities	(119)	(263)	(216)	(263)
Net cash from (used in) financing activities	(119)	1,462	(210)	1,464
Effect of exchange rate changes on cash and cash equivalents	279	(825)	515	(613)
Increase/(Decrease) in cash and cash equivalents	264	4,803	(3,024)	3,410
Cash and cash equivalents - Beginning of the period	3,129	10,872	6,417	12,265
Cash and cash equivalents - End of the period	3,394	15,675	3,394	15,675
Interest	8	5	18	14
Cash paid for income taxes	85	32	146	73

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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5

Excellon Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(unaudited) (in thousands of U.S. dollars, except share data)

1. GENERAL INFORMATION

Excellon (the Company or Excellon) is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol EXN. The Company is focused on optimizing the Platosa Mine’s cost and production profile, discovering further high-grade silver and carbonate replacement deposit (“CRD”) mineralization on the 20,969 hectare Platosa Property located in northeastern Durango, Mexico and epithermal silver mineralization on the 45,000 hectare Evolución Property on the northern Fresnillo silver trend in Zacatecas and capitalizing on the opportunity in current market conditions to acquire undervalued projects in the Americas.

Excellon is domiciled in Canada and incorporated under the laws of the province of Ontario. The address of its registered office is 10 King Street East, Suite 200, Toronto, Ontario, M5C 1C3, Canada.

As at June 30, 2019, Excellon’s condensed interim consolidated financial statements include Excellon and its subsidiary companies (collectively, the “Company”).

Excellon’s principal subsidiaries include:

●	Excellon Holding Inc.
●	Minera Excellon De Mexico, S.A. DE C.V.
●	Excellon New Mining Projects, S.A.DE C.V.
●	Silver Eagle Mines Inc.
●	San Pedro Resources, S.A. DE C.V.
●	Servicios Mineros San Pedro, S.A. DE C.V.
●	Prestadora De Servicios Miguel Auza, S.A. DE C.V.

2. BASIS OF PRESENTATION

a. Statement of compliance

The Company prepares its condensed interim consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), which the Canadian Accounting Standards Board has approved for incorporation into Part 1 of the Chartered Professional Accountants of Canada. including IAS 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2018.

The accounting policies and the application adopted are consistent with those disclosed in Note 3 to the Company’s consolidated financial statements for the year ended December 31, 2018 except for the adoption of new and amended standards set out below.

Areas of critical accounting estimates and judgments that have the most significant effect on the amounts recognized in the condensed interim consolidated financial statements are disclosed in Note 4 of the Company’s consolidated financial statements as at and for the year ended December 31, 2018.

All financial information presented in United States dollars has been rounded to the nearest thousand unless otherwise stated.

These condensed interim consolidated financial statements were approved by the Board of Directors on August 1, 2019.

6

Excellon Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(unaudited) (in thousands of U.S. dollars, except share data)

b. Accounting standards issued but not yet applied

In March 2018 the International Accounting Standards Board (IASB) issued a revised Conceptual Framework for Financial Reporting which is currently being used by the Board and Interpretations Committee of the IASB in developing new pronouncements. However, preparers of the financial statements will only begin referring to the new framework from January 1, 2020.

c. IFRIC 23, Uncertainty over Income Tax Treatments

IFRIC 23, Uncertainty over Income Tax Treatment (“IFRIC 23”) was adopted on January 1, 2019 and is applied to the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12. There is no impact on the Financial Statements from adoption of the standard.

d. Impact of changes in accounting standards effective January 1, 2019:

IFRS 16 Leases

Effective January 1, 2019, the Company adopted IFRS 16 Leases (“IFRS 16”) which replaces IAS 17 Leases (“IAS 17”) and requires the recognition of most leases on the balance sheet. IFRS 16 effectively removes the classification of leases as either finance or operating leases and treats all leases as finance leases for lessees with optional exemptions for short-term leases where the term is twelve months or less.

The Company has selected the modified retrospective transition approach, with no restatement of comparative figures nor adjustments on the opening balances as at January 1, 2019. As such, comparative information continues to be reported under IAS 17 and International Financial Reporting Interpretations Committee (“IFRIC”) 4. The details of accounting policies under IAS 17 and IFRIC 4 are disclosed separately if they are different from those under IFRS 16 and the impact of the change is disclosed below.

The Company’s accounting policy under IFRS 16 is as follows:

At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The assets are amortized to the earlier of the end of the useful life of the right-of-use asset or the lease term using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. In addition, the right-of-use assets may be periodically reduced by impairment losses, if any, and adjusted for certain re-measurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Lease payments include fixed payments, and variable payments that are based on an index or a rate.

Cash payments for the principal portion of the lease liability are presented within the financing activities and the interest portion of the lease liability is presented within the operating activities of the statement of cash flows. Short-term lease payments and variable lease payments not included in the measurement of the lease liability are presented within the operating activities of the statement of cash flows.

The lease liability is measured at amortized cost using the effective interest method. It is re-measured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

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Excellon Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(unaudited) (in thousands of U.S. dollars, except share data)

When the lease liability is re-measured in this way, a corresponding adjustment is either made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Under IAS 17 In the comparative period, the Company classified leases that transfer substantially all of the risks and rewards of ownership as finance leases. When this was the case, the leased assets were measured initially at an amount equal to the lower of their fair value and the present value of minimum lease payments. Minimum lease payments were the payments over the lease term that the lessee was required to make, excluding any contingent rent.

Subsequently, the assets were accounted for in accordance with the accounting policy applicable to that asset.

Assets held under other leases were classified as operating leases and were not recognized in the Company’s statement of financial position. Payments made under operating leases were recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received were recognized as an integral part of the total lease expense over the term of the lease.

As part of the initial application of IFRS 16, the Company also chose to apply the following transitional provisions:

Right-of-use assets are measured at:

●	An amount equal to the lease liability on January 1, 2019, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the statement of financial position immediately before the date of transition.

The Company applied the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

●	Adjusted the right-of-use assets by the amount of any provision for onerous leases recognized in the balance sheet immediately before the date of initial application, as an alternative to performing an impairment review.

●	Not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of twelve months or less and longer-term leases that have a short remaining term at the time of adoption. The lease payments associated with these leases are recognized as an expense on a straight-line basis over the lease term.

The Company has lease arrangements that include both lease and non-lease components. The Company accounts for each separate lease component and its associated non-lease components as a single lease component for all its asset classes. Additionally, for certain lease arrangements that involve leases of similar assets, the Company applies a portfolio approach to effectively account for the underlying right-of-use ROU assets and lease liabilities.

For leases that were classified as finance leases under IAS 17, the carrying amount of the right-of-use asset and the lease liability at January 1, 2019 were determined as the carrying amount of the lease asset and lease liability under IAS 17 immediately before that date.

3. MARKETABLE SECURITIES

On October 17, 2018 the Company announced that it had entered into an option agreement with Wallbridge Mining Company Limited (“Wallbridge”) to sell the Beschefer property (refer to Note 7 for a summary of terms). As part of the agreement, the Company received 500,000 common shares of Wallbridge and has recorded these as marketable securities. These securities have been classified as a financial asset recorded at fair value with an adjustment through profit or loss during the three and six months ended June 30, 2019. An unrealized gain of $18 was recorded in income for the three months and $86 was recorded in income for the six months ended June 30, 2019 in recognition of an increase in value as at June 30, 2019.

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Excellon Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(unaudited) (in thousands of U.S. dollars, except share data)

4. VAT RECEIVABLES

VAT (value added tax) receivables consist of the total VAT credits recoverable by each of the Company’s Mexican subsidiaries. In Mexico, VAT credits can only be applied to VAT payable specific to each entity and are non-transferable. The Company’s VAT payable position is reflected separately on the condensed consolidated statement of financial position.

5. INVENTORIES

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Excellon Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(unaudited) (in thousands of U.S. dollars, except share data)

6. PROPERTY, PLANT AND EQUIPMENT

During the six months ended June 30, 2019, the Company incurred capital expenditures of $1,413 related to the Optimization Plan Phase 2 which were recorded in assets under construction. Once these related assets are commissioned, they will be reclassified to their appropriate asset class.

A right-of-use asset pertaining to a new office lease entered into on April 1, 2019. This asset had a net book value of $674 on June 30, 2019, and the Company recognized $35 of amortization expense related to the asset during the three and six months ended June 30, 2019.

10

Excellon Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(unaudited) (in thousands of U.S. dollars, except share data)

7. MINERAL RIGHTS

(1)	On October 17, 2018 the Company announced an option agreement with Wallbridge on the Beschefer property, pursuant to which Wallbridge agreed to incur an aggregate of CAD$4,500 in exploration expenditures on the property and issue a total of 7,000,000 common shares over three years to earn a 100% interest in the property. The first issuance of 500,000 common shares was made on the effective date of the option agreement, which were recorded in other income at fair value of $104. The common shares are reflected as marketable securities in Note 3.

8. TRADE PAYABLES

The Company’s trade payables comprise accounts payable and accruals as at June 30, 2019. Accounts payable accounted for $3,765 of the $6,819 balance (as at December 31, 2018 – $3,389 of the $5,243 balance), of which $634 related to electricity, $231 related to exploration and $242 related to Optimization Plan Phase 2 (as at December 31, 2018 – $557 related to electricity, $257 related to exploration and $400 related to Optimization Plan Phase 2). Accruals of $2,454 (as at December 31, 2018 – $1,854) relate to operating costs, accounting, legal, statutory payroll withholding taxes and forward foreign exchange contracts that are marked to market.

11

Excellon Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(unaudited) (in thousands of U.S. dollars, except share data)

The mark to market on forward foreign exchange contracts resulted in an unrealized gain adjustment of $50 recorded in finance cost during the six months June 30, 2019 and a corresponding decrease in accruals resulting in a net asset balance of $363 in accruals (as at December 31, 2018 – $313 net asset balance in accruals).

Included in trade payables is a provision of $600 (as at December 31, 2018 – $127) related to a claim made against the Company in respect of damages under an option agreement concerning a mineral concession within the Miguel Auza property, which concession is not considered material to the Company. As a result of this claim, the Company recorded an additional $600 provision in other expenses for the six months ended June 30, 2019.

9. LEASES

During 2018, the Company entered into leases for mining equipment with various vendors. All leases entered are fixed interest rates leases and security is provided by the piece of the equipment being leased.

Future minimum right of use assets payments are as follows:

Future minimum lease payments under leases, together with the present value of the net minimum lease payments, are as follows:

12

Excellon Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(unaudited) (in thousands of U.S. dollars, except share data)

During the three months ended June 30, 2019, the Company repaid $77 of principal against the lease liabilities. Total interest expense on the lease liabilities for the three months ending June 30, 2019 was $9.

When measuring lease liabilities, the Company discounted lease payments using its incremental borrowing rate. The weighted-average rate applied is 9.15%.

The net carrying values of the leased equipment as at June 30, 2019 is as follows:

10. PURCHASE WARRANTS

A - Convertible Debentures and Purchase Warrants

During Q4 2015, the Company completed a $4,766 (CAD$6,600) financing through the private placement of secured convertible debentures of the Company (the “Debentures”) valued at $4,040 (CAD$5,610) and the sale of a net smelter return royalty (the “NSR”) on the Platosa Project valued at $726 (CAD$990), collectively the “Debenture Financing”. The Company exercised its conversion right and settled the Debentures in Q4 2017.

The Company also issued a total of 2,002,772 Common Share purchase warrants (“$0.50 Warrants”) to the purchasers of the Debentures in connection with the financing. Each $0.50 Warrant is exercisable at a price of CAD$0.50 for a period of four years from the date of issuance until November 27, 2019.

In accordance with IFRS 9, Financial Instruments, the $0.50 Warrants were detached from the Debentures host contract and recognized as a separate financial liability. The $0.50 Warrants were fair valued using the Black-Scholes Model upon initial recognition based on the $0.50 Warrants terms. The fair value adjustment loss of the $0.50 Warrants for the three months ended June 30, 2019 was $167 which was recorded in finance cost (three months ended June 30, 2018 – $122 fair value adjustment gain). The fair value adjustment loss of the $0.50 Warrants for the six months ended June 30, 2019 was $354 (six months ended June 30, 2018 – $646 fair value adjustment gain).

During the three months ended June 30, 2019, nil $0.50 Warrants were exercised (three months ended June 30, 2018 – nil). During the six months ended June 30, 2019, 12,138 $0.50 Warrants were exercised (six months ended June 30, 2018 – nil). As at June 30, 2019, 1,838,908 $0.50 Warrants were outstanding.

The fair value of the $0.50 Warrants is summarized as follows:

13

Excellon Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(unaudited) (in thousands of U.S. dollars, except share data)

The above remaining components have been classified as current liabilities on the consolidated statement of financial position.

B - Net Smelter Return Royalty (“NSR”)

An NSR applies to the Platosa Project and bears a rate of either (a) 1.25% in respect of manto or mineralization other than skarn mineralization or (b) 0.50% in respect of skarn or “Source” mineralization. Payments are made in cash semi-annually. The NSR proceeds of $726 were amortized into income in 2015.

NSR royalty expensed for the three months ended June 30, 2019 was $101 (three months ended June 30, 2018 – $107) and was recorded in cost of sales. NSR royalty expensed for the six months ended June 30, 2019 was $156 (six months ended June 30, 2018 – $180) and was recorded in cost of sales.

11. PROVISION

(1)	Post-retirement benefits: The Company provides post-retirement benefits supplements as well as leaving indemnities to employees at the Mexican operations. Under Mexican Labour Law, the Company provides statutorily mandated severance benefits to its employees terminated under certain circumstances. Such benefits consist of a one-time payment of three months wages plus 20 days wages for each year of service payable upon involuntary termination without just cause. Key financial assumptions used in the above estimate include an annual discount rate of 8.5% (December 31, 2018– 8.5%) based on the yield curve from short and long term Mexican government bonds, annual salary rate increase of 3.75% (December 31, 2018 – 3.75%) and minimum wage increase rate of 5.31% (December 31, 2018 – 5.31%) and the life of mine of approximately four years.

(2)	Rehabilitation provision: Key financial assumptions used in the above estimate include an annual discount rate of 6.9% (December 31, 2018 – 6.9%) based on the current risk-free borrowing rate, Mexican inflation rate and the life of mine of four years. The total undiscounted amount of estimated cash flows required to settle the Company’s obligations is $2,028 of which $966 relates to the Platosa mine and $1,062 relates to the Miguel Auza mill. The present value of the total discounted obligation is $1,626 of which $775 relates to the Platosa mine and $851 relates to the Miguel Auza mill.

14

Excellon Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(unaudited) (in thousands of U.S. dollars, except share data)

12. SHARE CAPITAL

The Company’s authorized share capital consists of an unlimited number of common shares.

(1)	On April 2, 2018, 3,333,333 CAD$0.65 Warrants were exercised for proceeds of CAD$2,167.

Stock option plan (equity-settled)

The Company has a stock option plan that entitles directors, officers, employees and consultants to purchase Common Shares. Under the program, the Company may grant options to purchase Common Shares (“Options”) for up to 10% of the Common Shares issued and outstanding. The exercise price of each Option may not be less than the market price of the Common Shares on the date of grant and each Option has a maximum term of five years. Options may be granted by the board of directors at any time with varying vesting conditions.

Disclosure of stock option program

The number and weighted average exercise prices of Options are as follows:

15

Excellon Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(unaudited) (in thousands of U.S. dollars, except share data)

Options outstanding and exercisable are as follows:

16

Excellon Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(unaudited) (in thousands of U.S. dollars, except share data)

Inputs for measurement of grant date fair values

The grant date fair values of the Options were measured based on the Black-Scholes formula. Expected volatility is estimated by considering historic average share price volatility. The inputs used in the measurement of the fair values at grant date of the Options were the following:

Share-based compensation expense

Compensation expense is recognized over the vesting period of the grant with the corresponding equity impact recorded in contributed surplus. Share-based compensation expense comprises the following costs:

Deferred SHARE UNITS (“DSU”)

The Company has implemented a DSU plan, primarily in respect of director compensation, whereby DSUs granted may be paid in cash or in awards of Common Shares either from treasury or from market purchases based on the five-day VWAP of the Common Shares on settlement dates elected by the holder between the retirement date and December 15th of the calendar year subsequent to the year of the holder’s retirement. All grants under the plan are fully vested upon credit to an eligible holder’s account. The value of the cash payout is determined by multiplying the number of DSUs vested at the payout date by the VWAP of the Common Shares. The expense is recorded in the condensed interim consolidated statement of loss and comprehensive income in share-based compensation and credited to equity under contributed surplus as the payment in cash or Common Shares is at the option of the Company.

17

Excellon Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(unaudited) (in thousands of U.S. dollars, except share data)

Disclosure of DSU program

DSUs outstanding are as follows:

During the three months ended June 30, 2019, the Company granted 30,934 DSUs (three months ended June 30, 2018 – nil DSUs) with market value of CAD$31 (three months ended June 30, 2018 – CAD$ nil) at the date of grant to non-executive directors as compensation in lieu of cash director fees and other compensation.

During the six months ended June 30, 2019, the Company granted 426,081 DSUs (six months ended June 30, 2018 – 313,885 DSUs) with market value of CAD$404 (six months ended June 30, 2018 – CAD$503) at the date of grant to non-executive directors as compensation in lieu of cash director fees and other compensation.

During the three and six months ended June 30, 2019, there were nil DSUs settled for Common Shares (three and six months ended June 30, 2018 – nil).

Total share based compensation expensed in the three months ended June 30, 2019 related to vested DSUs was CAD$31 (three months ended June 30, 2018 – CAD$ nil). Total share based compensation expensed in the six months ended June 30, 2019 related to vested DSUs was CAD$404 (three months ended June 30, 2018 – CAD$503).

As at June 30, 2019, 2,288,576 DSUs were outstanding.

REstricted Share units (“RSU”)

The Company has implemented an RSU plan whereby officers, employees and consultants may be entitled to either a cash payment or an award of Common Shares from treasury or from market purchases at the end of a term or performance period of up to three years following the date of the grant of applicable RSUs. The value of the payout is determined by multiplying the number of RSUs vested at the payout date by the five-day VWAP of the Common Shares prior to a payout date with settlement in either cash or Common Shares. The expense is recorded in the condensed interim consolidated statement of loss and comprehensive income in share-based compensation and credited to equity under contributed surplus as the payment in cash or Common Shares is at the option of the Company.

18

Excellon Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(unaudited) (in thousands of U.S. dollars, except share data)

Disclosure of RSU program

RSUs outstanding are as follows:

During the three months ended June 30, 2019, the Company granted 1,050,000 RSUs subject to performance vesting conditions (three months ended June 30, 2018 – 42,500 RSUs) with a market value of CAD$804 (three months ended June 30, 2018 – CAD$64) at the date of grant to officers, employees and consultants.

During the six months ended June 30, 2019, the Company granted 1,527,500 RSUs subject to performance vesting conditions (six months ended June 30, 2018 – 704,000 RSUs) with a market value of CAD$1,239 (three months ended March 31, 2018 – CAD$1,136) at the date of grant to officers, employees and consultants.

During the three months ended June 30, 2019, the Company granted 64,664 RSUs subject to time vesting conditions (three months ended June 30, 2018 – 34,392 RSUs) with a market value of CAD$57 (three months ended June 30, 2018 – CAD$51) at the date of grant to officers, employees and consultants.

During the six months ended June 30, 2019, the Company granted 224,592 RSUs subject to time vesting conditions (six months ended June 30, 2018 – 166,479 RSUs) with a market value of CAD$167 (six months ended June 30, 2018 – CAD$278) at the date of grant to officers, employees and consultants.

During the three months ended June 30, 2019, the Company settled 85,718 RSUs subject to performance vesting conditions with Common Shares (three months ended June 30, 2018 – nil). During the six months ended June 30, 2019, the Company settled 95,718 RSUs subject to performance vesting conditions with Common Shares (six months ended June 30, 2018 – nil).

During the three months ended June 30, 2019, the Company settled 20,445 RSUs subject to time vesting conditions with Common Shares (three months ended June 30, 2018 – nil). During the six months ended June 30, 2019, the Company settled 75,323 RSUs subject to time vesting conditions with Common Shares (six months ended June 30, 2018 – 100,000).

Total share-based compensation expensed in the three months ended June 30, 2019 related to RSUs was CAD$119 (three months ended June 30, 2018 – CAD$699). Total share-based compensation expensed in the six months ended June 30, 2019 related to RSUs was CAD$201 (six months ended June 30, 2018 – CAD$845).

As at June 30, 2019, 3,168,018 RSUs were outstanding.

19

Excellon Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(unaudited) (in thousands of U.S. dollars, except share data)

WARRANTS

Disclosure of Common Share Purchases Warrants outstanding

Common share purchase warrants outstanding are as follows:

(1)	On April 2, 2018, 3,333,333 CAD$0.65 Warrants were exercised for proceeds of CAD$2,167.

During the three months ended June 30, 2019, the Company recognized a fair value adjustment loss of $167 on the $0.50 Warrants related to the Debentures, which was recorded in finance cost (three months ended March 31, 2018 – fair value adjustment gain of $122).

During the six months ended June 30, 2019, the Company recognized a fair value adjustment loss of $354 on the $0.50 Warrants related to the Debentures (six months ended June 30, 2018 – fair value adjustment gain of $646).

As at June 30, 2019, the following common share purchase warrants were outstanding:

13. INCOME (LOSS) PER SHARE

The following table lists the equity securities excluded from the computation of diluted earnings per share. The securities were excluded as the inclusion of the equity securities has an anti-dilutive effect on net loss; or the exercise prices relating to the particular security exceed the weighted average market price of the Company’s common shares.

20

Excellon Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(unaudited) (in thousands of U.S. dollars, except share data)

14. COMMITMENTS

The following table summarizes the Company’s significant commitments as of June 30, 2019:

Not included above is the NSR as such payments vary period to period based on production results and commodity prices.

15. REVENUES

Under the terms of the Company’s concentrate sales contracts, lead–silver and zinc-silver concentrates are sold on a provisional pricing basis whereby sales are recognized at prevailing metal prices when the revenue recognition criteria have been met, namely when title, and risks and rewards of ownership have transferred to the customer. Revenue is recorded net of treatment and refining charges. Final pricing of each delivery is not determined until one or two months post-delivery. The price recorded at the time of sale may differ from the actual final price received from the customer due to changes in market prices for metals. The price volatility is considered an embedded derivative in accounts receivable. The embedded derivative is recorded at fair value by mark-to-market adjustments at each reporting period until settlement occurs, with the changes in fair value recorded to revenues. An amount of $1,161 is included in the trade receivables as at June 30, 2019 (as at June 30, 2018 – $1,209).

During the three months ended June 30, 2019, the Company recognized negative adjustment to revenues of $110 primarily related to the reversal of the mark-to-market taken at the end of March 31, 2019 as receivables were ultimately settled at lower values in 2019 (three months ended June 30, 2018 – positive adjustment of $392).

During the six months ended June 30, 2019, the Company recognized negative adjustment to revenues of $84 primarily related to the reversal of the mark-to-market taken at the end of 2018 as receivables were ultimately settled at lower values in 2019 (Six months ended June 30, 2018 - positive adjustment of $3)

As at June 30, 2019, provisionally priced sales totalled $5,778 which are expected to settle at final prices during the third quarter of 2019. A 10% increase or decrease in the prices of silver, lead and zinc will result in a corresponding increase or decrease in revenues of $578 during the third quarter of 2019.

During the three months ended June 30, 2019, the Company registered $78 associated with the initial ore milling test under the current toll milling agreement signed with HECLA in February 2018 (six months ended June 30, 2019 and 2018 – nil).

21

Excellon Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(unaudited) (in thousands of U.S. dollars, except share data)

16. EXPENSE BY NATURE

(a)	Cost of sales consist of the following:

(1)	Direct mining and milling costs include personnel, general and administrative, fuel and electricity, maintenance and repair costs as well as operating supplies, external services, third party smelting, refining and transport fees.
(2)	Changes in inventories reflect the net cost of ore and concentrate (i) sold during the current period but produced in a previous period (an addition to direct mining and milling costs) or (ii) produced but not sold in the current period (a deduction from direct mining and milling costs).

(b)	General and administrative expenses consist of the following:

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Excellon Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(unaudited) (in thousands of U.S. dollars, except share data)

(c)	Other income consists of the following:

17. FINANCE COST (INCOME)

Finance cost (income) comprises the following:

18. INCOME TAX

Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The majority of this is related to deferred income tax expense.

19. RELATED PARTIES

The corporate secretary of the Company is a partner in a firm that provides legal services to the Company. During the three months ended June 30, 2019, the Company incurred legal services of $3 (three months ended June 30, 2018 – $3). During the six months ended June 30, 2019 the Company incurred in legal services of $12 (six months ended June 30, 2018 - $13). As at June 30, 2019, the Company had an outstanding payable balance of $11 (as at June 30, 2018 – $4).

20. FINANCIAL INSTRUMENTS

Fair Values of non-derivative financial instruments

All financial assets and financial liabilities, other than derivatives, are initially recognized at the fair value of consideration paid or received, net of transaction costs as appropriate, and are subsequently carried at fair value or amortized cost. The carrying values of cash and cash equivalents, trade receivables and other liabilities approximate their fair value. The methods and assumptions used in estimating the fair value of other financial assets and liabilities are as follows:

23

Excellon Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(unaudited) (in thousands of U.S. dollars, except share data)

Embedded derivatives

Revenues from the sale of metals produced since the commencement of commercial production are based on provisional prices at the time of shipment. Variations between the price recorded at the time of sale and the actual final price received from the customer are caused by changes in market prices for metals sold and result in an embedded derivative in accounts receivable. The embedded derivative is recorded at fair value each reporting period until settlement occurs, with the changes in fair value recorded to revenues.

For the three months ended June 30, 2019, the Company recorded $5,778 (three months ended June 30, 2018 – $7,674) in revenues from provisionally priced sales on the statement of loss and comprehensive loss, which are subject to adjustment pending final settlement in the third quarter of 2019. As at June 30, 2019, the Company has recorded embedded derivatives in the amount of $1,161 in trade receivables (as at June 30, 2018 – $1,209).

Fair Value Hierarchy

The Company values financial instruments carried at fair value using quoted market prices, where available. The three levels of the fair value hierarchy are as follows:

●	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
●	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
●	Level 3 – Inputs that are not based on observable market data

The financial liabilities are presented by class in the following table at their carrying values, which generally approximate to the fair values due to their short period to maturity:

(1)	Forward foreign exchange contracts are recorded in Trade Payables.

There were no transfers between levels 1, 2 or 3 during the three months ended June 30, 2019.

24

Excellon Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(unaudited) (in thousands of U.S. dollars, except share data)

Risk management policies and hedging activities

The Company is sensitive to changes in commodity prices, foreign exchange and interest rates. The Company’s board of directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company addresses its price-related exposures through the use of options, futures, forwards and derivative contracts described below under currency risk.

Economic dependence

The Company has offtake agreements with two customers, Trafigura Mexico, S.A. de C.V. (“Trafigura”), a subsidiary within the Trafigura group of companies and MK Metal Trading Mexico, S.A. de C.V. (“MK Metals”), a subsidiary within the Ocean Partners group of companies. The Company believes that because of the availability of alternative processing and commercialization options for its concentrate, it would suffer no material adverse effect if it lost the services of Trafigura or MK Metals.

Credit risk

Credit risk is the risk of unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to cash and cash equivalents. Management believes the credit risk on cash and cash equivalents is low since the Company’s cash and cash equivalents balance are held at large international financial institutions with strong credit ratings.

The Company is exposed to credit risk from its customers, Trafigura and MK Metals. Accounts receivable are subject to normal industry credit risks and are considered low.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when due. To the extent the Company does not believe it has sufficient liquidity to meet these obligations, management will consider securing additional funds through equity or debt transactions. Accounts payable excluding accrued liabilities are due within 90 days or less.

Currency risk

The Mexican peso (MXN) and the Canadian dollar (CAD) are the functional currencies of the Company and as a result, currency exposures arise from transactions and balance in currencies other than the functional currencies. The Company’s potential currency exposures comprise:

●	translational exposure in respect of non-functional currency monetary items
●	transactional exposure in respect of non-functional currency expenditure and revenues;
●	commodity price risk; and
●	interest rate risk.

A significant portion of the Company’s capital expenditures, operating costs, exploration, and administrative expenditures are incurred in Mexican pesos (“MXN”), while revenues from the sale of concentrates are denominated in US dollars (“USD”). The fluctuation of the USD in relation to the MXN, consequently, impacts the reported financial performance of the Company. To manage the Company’s exposure to changes in the USD/MXN exchange rate, the Company entered into forward contracts to purchase MXN in exchange for USD at various rates and maturity dates.

25

Excellon Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(unaudited) (in thousands of U.S. dollars, except share data)

As at June 30, 2019, forward contracts for the purchase of MXN185,000 in exchange for USD$9,100 at an average rate of 20.30 MXN/USD, at various maturity dates until May 2020, were outstanding. The fair value of these outstanding foreign currency forward contracts resulted in an unrealized gain position of $363 as at June 30, 2019. Accordingly, for the three months ended June 30, 2019, the Company recorded an unrealized exchange loss of $124 (three months ended June 30, 2018 – $488 unrealized loss) in finance cost (income). For the six months ended June 30, 2019, the Company recorded an unrealized exchange gain of $50 (six months ended June 30, 2018 – $59 unrealized gain) in finance cost (income).

For the three months ended June 30, 2019, the Company realized beneficial exchange rates from contracts maturing during the quarter relative to spot rates resulting in $168 in additional cash on these contracts (three months ended June 30, 2018 – $22 reduced cash from adverse exchange rates).

Translational exposure in respect of non-functional currency monetary items

Certain operating and capital expenditures are incurred by some operations in currencies other than their functional currency. To a lesser extent, certain sales revenue is earned in currencies other than the functional currency of operations, and certain exchange control restrictions may require that funds be maintained in currencies other than the functional currency of the operation.

At June 30, 2019, the Company has entered into forward exchange contracts to manage short-term foreign currency cash flows relating to operating activities.

Transactional exposure in respect of non-functional currency expenditure and revenues

Certain operating and capital expenditures are incurred by some operations in currencies other than their functional currency. To a lesser extent, certain sales revenue is earned in currencies other than the functional currency of operations, and certain exchange control restrictions may require that funds be maintained in currencies other than the functional currency of the operation.

At June 30, 2019, the Company has entered into forward exchange contracts to manage short-term foreign currency cash flows relating to operating activities.

Commodity price risk

The nature of the Company’s operations results in exposure to fluctuations in commodity prices. Management continuously monitors commodity prices of silver, lead and zinc.

The Company is particularly exposed to the risk of movements in the price of silver. Declining market prices for silver could have a material effect on the Company’s profitability, and the Company may consider hedging its exposure to silver. The London Silver Spot price average, in USD per ounce, was $15 for the six months ended June 30, 2019 (six months ended June 30, 2018 – $17). The Company estimates that a 10% increase/decrease in commodity prices in 2019 with all other variables held constant would have resulted in an increase/decrease in net income of approximately $680.

Interest rate risk

Cash and cash equivalents earn interest at floating rates dependent upon market conditions.

26

Excellon Resources Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

(unaudited) (in thousands of U.S. dollars, except share data)

21. CAPITAL MANAGEMENT

The Company’s objectives of capital management are intended to safeguard the entity’s ability to continue as a going concern and to continue the exploration and extraction of ore from its mining properties.

The capital of the Company consists of the items included in shareholders’ equity. Risk and capital management are monitored by the board of directors. The Company manages the capital structure and makes adjustments depending on economic conditions. Funds have been primarily secured through issuances of equity capital. The Company invests all capital that is surplus to its immediate needs in short-term, liquid and highly rated financial instruments, such as cash and other short-term deposits, all held with major financial institutions. Significant risks are monitored and actions are taken, when necessary, according to the Company’s approved policies.

22. SEGMENT REPORTING

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